Filed by Globus Medical, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: NuVasive, Inc. Commission File No.: 000-50744 Date: February 22, 2023

Globus Medical, Inc. Q4 2022 Earnings Call Transcript

February 21, 2023

Company Participants

Brian Kearns - Senior Vice President of Business Development and Investor Relations

Dan Scavilla - President and CEO

Keith Pfeil - Senior Vice President and Chief Financial Officer

Conference Call Participants

Shagun Singh - RBC Capital Markets

Matt Taylor - Jefferies

Matt Miksic - Barclays

Vik Chopra - Wells Fargo

David Saxon - Needham and Company

Steve Lichtman - Oppenheimer

Matthew O’Brien - Piper Sandler

Craig Bijou - Bank of America

Kyle Rose - Canaccord Genuity

Mathew Blackman - Stifel

Richard Newitter - Truist

Drew Ranieri - Morgan Stanley

Question-and-Answer Session

Operator

[Operator Instructions] Our first question comes from the line of Shagun Singh of RBC Capital Markets. Your line is open.

Shagun Singh

Great, thank you so much and congratulations on exceeding $1 billion in sales. So I guess my first question is, I guess, we’ve all had some time to digest the deal, but just given the stock reaction, I’m wondering if you could comment on where you see the disconnect in your thinking versus investors on deal rationale financials and/or strategy? And one of the other things that’s come up is, if you may, sweeten the deal, could you just talk about the flexibility and willingness to close the deal here? Any comments would be helpful. Thank you so much.

Dan Scavilla

Thanks, Shagun. So just keep in mind as we did this and as we’ve talked about during our announcement, you’re really looking at what we believe is a complementary global scale, the ability to expand customer reach with minimal overlap. We’ve talked about being able to develop a comprehensive and innovative portfolio in spine and orthopedics when we combine these out. And we remain committed to innovative product development and surgeon education. We’re saying that the operational capabilities fit nicely together in this and actually can benefit us as a combined.

And when you look at that and you combine us out the compelling upside of revenue and what even Keith mentioned with the EPS and accretion that’s all out there for value opportunity, that’s what we see. The disconnect, I can’t say, I can’t speak for Wall Street, they’ll point to several unrelated deals and look at that, but that’s okay. It’s certainly they’re proguative to do it.

As for what we would do in a market and change in stock is something we wouldn’t be in a position to actually comment on and with something we’ll have to evaluate and see when that time comes.

Operator

Thank you. Our next question comes from the line of Matt Taylor of Jefferies. Your questions please, Matt.

Matt Taylor

Great. Hi, thanks for taking the question. So I wanted to see if you could address more specifically, I think the main concern a lot of investors have is about the dissynergies, the turnover that you talked about. Can you talk a little bit about how you can mitigate that? And then also how you may be able to offset that with some of the revenue synergies that you discussed here and maybe the timing of this?

Dan Scavilla

Thanks, Matt. So we won’t go into too much detail. We’re going to put together filings and different things in our proxy where you would certainly have access to that in the near future. What we’re signaling, of course, is that like in any deal, we would expect to have some reasonable amount of dissynergies. And I think that anybody would want that in there as a prudent statement. So we’ve built that in that way, whether that be reps going to a competitor, account switching to just natural things that would occur.

What Keith said and what I would stand by is, however, when we’re able to get our hands on a cervical disc that’s multilevel that they have, their lateral procedures, we can hand to them are expandables. We can open up a market for our enabling technology. All of those things will have actually offsets that we believe would occur over a couple of years. And I think we all strongly believe in this. So by combining the portfolios, combining the markets will come out stronger. And we’ll see some short-term pain, but both pains are doing this for the long-term, not the current 12 months, but we’re really looking to say, for multiyear, we’re building a strong company.

Matt Taylor

Maybe I could just ask 1 follow-up on the synergies. You seem very confident in that target that you laid out. Maybe just talk about how much of that stuff is you’d call it well identified or lower hanging fruit? And how much of it is harder to kind of pull apart and synergize in your plan?

Keith Pfeil

Thanks for the question. Yes, we do feel good about achieving the $170 million in synergies. I would say that we’re in the early stages of working with the teams to better understand the business. But as we look at our cost structure, versus their cost structure, we feel confident that we’re able to achieve these savings when you look at the combined spending of both companies together.

Matt Taylor

Great. Thank you, guys.

Keith Pfeil

Thank you.

Operator

Thank you. Our next question comes from the line of Matt Miksic of Barclays. Your line is open, Matt.

Matt Miksic

Hui, it’s Matt Miksic. I wasn’t quite referring to me after I look less name, but if you can hear me - can you hear me okay?

Keith Pfeil

Yes, we got you, Matt.

Matt Miksic

Yes, a lot of Matt on these calls. So one just follow-up, if I could, on the synergies on Matt Taylor’s comment, and then I have one on margins, if I could, so on the synergies - can you talk about maybe what is not included in those? I mean there’s a fair amount of complementary products, robots and cervical disc replacement and the cervical portfolio at GMED that are potentially complementary in the sense of driving additional sales. Are those included if they are, I guess, what things have you and have you not included in that number? And then I have one follow-up.

Dan Scavilla

Yes. Matt, so for clarity, I believe you’re talking about sales synergies and dis-synergies. Is that right?

Matt Miksic

Yes. Correct.

Dan Scavilla

Okay. So separate from the overall cost savings with that. Again, we’re not going to go into a lot of granular detail. I think what we’re just saying is take a look at what NuVasive has is a strength where we can benefit, and we’re saying, look, it’s an opposite way for us, too. It’s really that combination.

We have some placeholders and some ideas that we’re working through, but this is early stages, right? We really just announced a few days ago. And we’ve gone from being blind into ability to look at this with a little bit more clarity. We’ll focus through it. I think what we’re signaling is confidence that we have enough tools in our offering to offset sales dis-synergies? And then just kind of back to the question Matt had asked on actually costs synergies.

Again, we have several areas to look at. We haven’t fine-tuned those down by accounts certainly or anything like that or even department. We just realized that the abilities are there, and we’re in the early stages of working through those.

Operator

Thank you. Our next question comes from the line of Vik Chopra of Wells Fargo. Your question, please, Vik.

Vik Chopra

Yes, sure. Just on the divestiture, can you talk about where some of the product overlap is and which assets or categories you think you may have to potentially divest?

Dan Scavilla

No, it’s a great question. I would tell you that given our size, we’re not anticipating any significant divestitures at this time. We’re in the middle of all of this filing. So again, we’ve got the places in the hands of the government and wait. But we’re not going in with any thought or concern that we’re seeing right now that would trigger anything of significance.

Vik Chopra

Thank you.

Operator

Thank you. Our next question comes from the line of Steven Lichtman of Oppenheimer. Please go ahead, Steve.

Steve Lichtman

Got it. Okay. And then just secondly, as you look ahead here near term, is there anything you feel you need to do to help retain reps and prevent any coaching ahead of the deal closing? Or just overall sort of what you think the sort of the tenor of the group in the last couple of three weeks here?

Dan Scavilla

It’s a great question. And look, it’s human nature in the state of change to have some discomfort. So the best thing to do is communicate because we don’t need to beg here with this. Keep in mind that we, as Globus and what we intend to do is the bigger company, is pay strongly for our reps, and we’ve been doing that historically without change unlike other companies.

So we’re going to maintain that. At the same time, we have discussed in person with the field team our portfolio to understand the strengths that we’re about to give them on the NuVasive side, and they’ve actually are in the process of doing the same for us on the Globus side with that.

So we’re talking about strong compensation, arguably the strongest offering for products in the spine market with that. And then our Enabling Technology, along with the Pulse system can really become a powerful tool, and I think everybody can see that. And then, of course, we’re always looking at what near term, yet future innovation can be to significantly tie these together through that ecosystem. When we offer that up with people, it’s a tough thing to compete against and a rep that is long-term focused and wise can recognize that within 12 months, they’re going to have at their fingertips the most powerful offering in the industry.

Steve Lichtman

Got it. Thanks, Dan.

Operator

Thank you. Our next question comes from the line of Matthew O’Brien of Piper Sandler. Please go ahead, Matthew.

Matthew O’Brien

Hey, I kind of broke up, you say Matthew O’Brien?

Dan Scavilla

He did.

Matthew O’Brien

Okay. Fantastic. Thanks for taking my questions. So I guess, Dan, can you or Keith actually just talked about the timing of the NuVa vote from the shareholders. And then it is a take under at this point. It’s about 5% lower stock prices versus where it was traded before the announcement. So how are you going to talk those investors into voting for this transaction between you and Chris? And are you so committed to this deal that you would offer up a sweetener, be it more stock or even cash, if need be, to make sure this gets done? And I do have one more follow-up.

Dan Scavilla

Thanks, Matt. So a lot of questions there. I would tell you that we’re not going to be in a position yet to comment on what it is we’re going to do. Certainly, we’re going to talk to investors show them why this deal makes sense, show them the math to get them lined up with this and understand that this is a long-term gain that will create a significant acceleration versus if we stay as stand-alone. So I think it’s probably the biggest thing with it. But to talk about any other steps at this point would be premature. So I’ll refrain from that.

Matthew O’Brien

Okay. But Dan, the - when we hear middle of the year closing, you think, all right, June 30, so the vote would be sometime before then. I mean, is the next few months where we could see the vote?

Dan Scavilla

Sorry, I did leave that off. I wasn’t avoiding that with that. Really, what we need to do right now is create the joint proxy first and then get the vote. We’re in the process of compiling that, as I said in my statements, look, I don’t have an exact date where we’ll say that’s done, but it’s obviously the priority right now is to get the HSR filing in, get that working, get to joint proxy going so we can get this in motion.

Matthew O’Brien

Okay. And then the follow-up, Dan, is again more of a strategic question because I think part of the reaction in the stock was kind of the adjustment to the strategic direction of the business that I think most were anticipating, because you are kind of more diversifying away from spine now you are doubling down more. Is this part of a bigger push for the company longer term, double down on spine, get big there, get a lot of cash flow and then invest in other areas of Ortho to become a much bigger entity in this space? Thanks.

Dan Scavilla

Thanks, Matt. Again, a really good question. So it’s always - it’s obviously interesting from the seat for years. For eight years, investors have asked what are you going to do? How are you going to make an acquisition? What are you going to do? We’ve made an acquisition and folks are sort of stepping back by it. But the fact is we’ve been patient, we’ve looked, we’ve analyzed, we decided this is the right time to do it. We’ve looked through multiple scenarios throughout our portfolio and really came back to this being the strongest opportunity now to go do this.

And what you touched on is exactly right, the combined company will be stronger than the individuals, and our cash flow itself, when we combine, will be significant, which will allow us then to move on to other larger acquisitions over time. Doesn’t mean that we’ve just shifted and won’t create innovation and launch organically. We’re just saying we want to use the financial strength to our benefit as well as our engineering prowess.

Matthew O’Brien

Got it. Makes a lot of sense. Thanks so much.

Operator

Thank you. Our next question comes from the line of Mathew Blackman of Stifel. Your question please, Mathew.

Mathew Blackman

Hi, it’s Matt Blackman from Stifel. Thank you for taking my question. Just one, just thinking about the inputs you put into your deal model revenue dis-synergies, synergies do you think there’s the most flex or maybe better said, where is the most opportunity and perhaps the most risk as you think about those different inputs?

Dan Scavilla

Yes, it’s a great question, a little bit of a teasing question. We probably don’t want to answer. But what I would tell you is I feel like we were aggressive in what we think the dis-synergies would be and light in what we think the synergies will be. We’re conservative group by nature, if you know us, and so I do think that we might be able to retain better than we’ve planned in dis-synergies. And I think that we could probably beat if we have the right focus on our synergies within those sales areas, but not product specific, just in general.

Mathew Blackman

Alright, appreciate it. Thank you.

Operator

Thank you. Our next question comes from the line of Richard Newitter of Truist. Please go ahead, Richard.

Richard Newitter

Hi, thanks for taking the questions. Two for me. Just on the deal, you mentioned minimal customer overlap. I was hoping you could elaborate on what the threshold was for defining minimal overlap per surgeon between the 2 companies. I’m essentially just trying to gauge whether a surgeon that you consider not to be overlapped will that necessarily translate into minimal disruption in the region, especially in the way that territories are going to be grown because you still need to split those territories. So I was just hoping you could maybe elaborate a little bit on that.

Dan Scavilla

Yes, Rich, I’ll do that in a certain way. There’s not a lot I can reveal right now with where we’re going on this, but I will give you what I think we can do along these lines. So during the diligence, of course, all of this data was blinded and it was done by bankers, not us. And we traced it down to a surgeon level as the most logical way to go.

And what we found is - we had the vast majority as complementary. And what the definition of the complementary is that someone may either have 100%, 80%, 75% of a surgeon by themselves. And it was kind of after that, maybe if you’re 50-50 or less, that would be the overlap. And so what we found is kind of - I can’t really reveal this, but I would say extremely high in the 90s of the ability to match up.

Now as we unblind that, perhaps we see it differently. We adjust, we look and go. But even with a surgeon overlap, very well could be that the surgeon is using NuVasive’s pedicle screws in our interbody or vice versa. So it may not be a product conflict. The thought being that even along those lines, where that is the case, we can decide between those reps, what’s best. Does one keep the surgeon? Do they both keep it that way?

Our goal is to maintain all of the reps. We have enough space, enough growth, enough opportunity to do this. So it’s not really about a rep rationalization. And what we’re signaling out to the market is we believe that this is a very favorable thing for the deal that will minimize disruption.

Operator

Thank you. With no further questions, this concludes the Globus Medical Fourth Quarter and Full-Year 2022 Analyst Call. Thank you for your participation. You may now disconnect.

Additional Information

In connection with the proposed transaction, Globus and NuVasive plan to file with the Securities and Exchange Commission (the “SEC”) and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Before making a voting decision, Globus’ and NuVasive’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by each of Globus and NuVasive with the SEC in connection with the proposed transaction or incorporated by reference therein carefully and in their entirety when they become available because they will contain important information about Globus, NuVasive and the proposed transactions. Investors and stockholders may obtain a free copy of these materials (when they are available) and other documents filed by Globus and NuVasive with the SEC at the SEC’s website at www.sec.gov, at Globus’ website at www.globusmedical.com, at NuVasive’s website at www.NuVasive.com or by sending a written request to Globus Medical at 2560 General Armistead Avenue, Audubon, PA 19403 Attention: Investor Relations or by telephone at (610) 930-1800. The documents filed by NuVasive with the SEC may be obtained free of charge at NuVasive’s website at www.NuVasive.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from NuVasive by requesting them by mail at NuVasive, Inc., 12101 Airport Way Broomfield, CO 80021, Attention: Investor Relations, or by telephone at (800) 455-1476.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. There will be no sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Globus and NuVasive and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from their respective stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Globus’ and NuVasive’s stockholders, respectively, in connection with the proposed transaction will be set forth in joint proxy statement/prospectus if and when it is filed with the SEC by Globus and NuVasive. Security holders may obtain information regarding the names, affiliations and interests of Globus’ directors and officers in Globus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023 and its definitive proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 21, 2022. Security holders may obtain information regarding the names, affiliations and interests of NuVasive’s directors and officers in NuVasive’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on February 23, 2022 and its definitive proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on March 30, 2022. To the extent the holdings of Globus securities by Globus’ directors and executive officers or the holdings of NuVasive’s securities by NuVasive’s directors and executive officers have changed since the amounts set forth in Globus’s proxy statement for its 2022 annual meeting of stockholders or NuVasive’s proxy statement for its 2022 annual meeting of stockholders, respectively, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction will be set forth in the joint proxy statement/prospectus when and if it is filed with the SEC in connection with the proposed transaction, at Globus’ website at www.globusmedical.com and at NuVasive’s website at www.nuvasive.com.

Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the ability to consummate the mergers. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and Globus undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Globus and NuVasive may be unable to obtain their respective requisite stockholder approvals as required for the proposed transaction; (2) conditions to the closing of the transaction may not be satisfied; (3) the transaction may involve unexpected costs, liabilities or delays; (4) the respective businesses of Globus and NuVasive may suffer as a result of uncertainty surrounding the transaction; (5) the outcome of any legal proceedings related to the transaction; (6) Globus and NuVasive may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the effect of the announcement of the transaction on the ability of Globus or NuVasive to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Globus or NuVasive does business, or on Globus’ or NuVasive’s operating results and business generally; and (9) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Globus and NuVasive are set forth in their respective filings with the SEC, including each of Globus’ and NuVasive’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov, specifically under the heading “Risk Factors.” The risks and uncertainties described above and in Globus’ most recent Quarterly Report on Form 10-Q and NuVasive’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Globus and NuVasive and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Globus and NuVasive file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Globus and NuVasive assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.